UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For November 15, 2006

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press release:

•                                        Libor Voncina new CEO of BASE, dated 15 November 2006.

Press release
Libor Voncina new CEO of BASE
Date
15 November 2006

Number
079pe

Libor Voncina (43) has today been appointed as the new CEO of KPN’s Belgian mobile unit BASE. Voncina joins BASE from Telekom Slovenija and will be responsible for the day-to-day business of BASE in Belgium and the continued implementation of the BASE challenger strategy on the Belgian market. He will report to Stan Miller, current CEO of BASE and Member of the Board of Royal KPN responsible for mobile activities including its international challenger activities, who will continue to play an active role in the Belgian operation as the Executive Chairman of the BASE Board.

Libor Voncina, a Slovenian national, joins BASE from Telekom Slovenija, where he held the position of CEO. Over the last 2 years, Voncina has been instrumental in repositioning Telekom Slovenija for continued revenue and profitability growth.

Previously he held senior management positions in Brussels as Vice President Services EMEA for Avaya and Chief Operating Officer, EMEA of Lucent Technologies Enterprise Networks. He also held management positions in sales, marketing and operations with companies such as IBM and Intertrade ITS.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: November 17, 2006	By:	/s/ MICHIEL ROOVERS
Michiel Roovers
Legal Counsel